UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment (38)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

0534P109

(CUSIP Number)

Anil Choudary Nalluri, M.D.

3954 Montereale Drive

Canfield Ohio 44406

330-783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12th 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05343P109	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anil Choudary Nalluri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,025,455
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,025,455
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,455
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Reporting Person (See Instructions) IN

2

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, $0.01 par value (the “Common Stock”) of Avalon Holdings Corporation, an Ohio corporation (the “Issuer”), whose principal executive offices are located at One American Way, Warren, Ohio 44484.

Item 2.	Identity and Background

This statement is filed by Anil Choudary Nalluri (“Dr. Nalluri” or the “Reporting Person”) on behalf of himself and his wife, Parvati Nalluri and various accounts controlled by them. Dr Nalluri’s principal business address is 3954 Montereale Drive Canfield Ohio 44406. Dr. Nalluri’s principal occupation is practicing in the field of psychiatry. During the past five years, Dr. Nalluri has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judical or administrative body of competent jurisdiction, as a result of which Dr. Nalluri was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Nalluri is a United States citizen.

3

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Nalluri’s purchases of shares of Common Stock have all been made with his personal funds.

Item 4.	Purpose of Transaction

The purpose of this filing is to state that Dr. Nalluri is the beneficial owner of greater than 20% of the Common Stock of the issuer.

Doctor Nalluri does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Nalluri reserves the right to change plans and take any and all actions that Dr. Nalluri may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or fomulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Nalluri is light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Dr. Nalluri beneficially owns 1,025,455 shares of Common Stock, which is equal to approximately 31.19% of the outstanding shares, based on information from the Issuer that 3,287,647 Class A shares of Common Stock are outstanding as of March 13, 2023.

(b) Dr. Nalluri has sole voting and dispositive power for all such shares of Common Stock held record by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to be Filed as Exhibits

Not applicable

Item 8.	Submission of Shareholders Proposals for 2023 Proxy Statement

Not applicable

4

Date: January 12th 2024

Signature	/s/ Anil Choudary Nalluri, M.D.
Name/Title:	Anil Choudary Nalluri, M.D.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

5

01/03/24 Bought 25 of AWX@ $2.36 (Order #9715) Unassigned -59.00 01/03/24 Bought 960 of AWX@ $2.3697 (Order #9714) Unassigned -2,274.91 01/03/24 Bought 39 of AWX@ $2.34 (Order #9714) Unassigned -91.26 01/03/24 Bought 999 of AWX@ $2.335 (Order #9713) Unassigned -2,332.67 01/03/24 Bought 999 of AWX@ $2.3434 (Order #9712) Unassigned -2,341.06 01/03/24 Bought 999 of AWX @ $2.37 (Order #9711) Unassigned -2,367.63 01/03/24 Bought 104 of AWX @ $2.30 (Order #9710) Unassigned -239.20 01/03/24 Bought 300 of AWX@ $2.35 (Order #9704) Unassigned -705.00 01/02/24 Bought 949 of AWX @ $2.4299 (Order #9700) Unassigned -2,305.98 01/02/24 Bought 50 of AWX@ $2.43 (Order #9700) Unassigned -121.50 01/02/24 Bought 999 of AWX@ $2.3835 (Order #9699) Unassigned -2,381.12 01/02/24 Bought 300 of AWX@ $2.4699 (Order #9698) Unassigned -740.97 01/02/24 Bought 699 of AWX @ $2.47 (Order #9698) Unassigned -1,726.53 01/02/24 Bought 8 of AWX@ $2.46 (Order #9697) Unassigned -19.68 01/02/24 Bought 900 of AWX @ $2.4699 (Order #9697) Unassigned -2,222.91 01/02/24 Bought 91 of AWX @ $2.4698 (Order #9697) Unassigned -224.75 01/02/24 Bought 999 of AWX @ $2.47 (Order #9694) Unassigned -2,467.53 01/02/24 Bought 999 of AWX @ $2.45 (Order #9693) Unassigned -2,447.55 01/02/24 Bought 148 of AWX@ $2.47 (Order #9692) Unassigned -365.56 01/02/24 Bought 251 of AWX @ $2.44 (Order #9692) Unassigned -612.44 01/02/24 Bought 400 of AWX@ $2.46 (Order #9692) Unassigned -984.00 01/02/24 Bought 200 of AWX@ $2.45 (Order #9692) Unassigned -490.00 12/29/23 Bought 576 of AWX @ $2.39 (Order #9691) Unassigned -1,376.64 12/29/23 Bought 172 of AWX@ $2.3898 (Order #9691) Unassigned -411.05 12/29/23 Bought 100 of AWX@ $2.34 (Order #9686) Unassigned -234.00 12/29/23 Bought 166 of AWX@ $2.37 (Order #9688) Unassigned -393.42 12/29/23 Bought 222 of AWX@ $2.39 (Order #9690) Unassigned -530.58 12/29/23 Bought 777 of AWX@ $2.3899 (Order #9690) Unassigned -1,856.95 12/29/23 Bought 999 of AWX @ $2.38 (Order #9689) Unassigned -2,377.62 12/29/23 Bought 833 of AWX@ $2.3699 (Order #9688) Unassigned -1,974.13 12/29/23 Bought 200 of AWX@ $2.355 (Order #9687) Unassigned -471.00 12/29/23 Bought 799 of AWX@ $2.37 (Order #9687) Unassigned -1,893.63 12/29/23 Bought 999 of AWX @ $2.3347 (Order #9685) Unassigned -2,332.37 12/28/23 Bought 488 of AWX@ $2.3399 (Order #9683) Unassigned -1,141.87 12/28/23 Bought 138 of AWX@ $2.34 (Order #9683) Unassigned -322.92 12/28/23 Bought 1151 of AWX@ $2.33 (Order #9683) Unassigned -2,681.83 12/28/23 Bought 11 of AWX@ $2.31 (Order #9683) Unassigned -25.41 12/28/23 Bought 300 of AWX@ $2.1899 (Order #9682) Unassigned -656.97 12/28/23 Bought 555 of AWX@ $2.31 (Order #9681) Unassigned -1,282.05

12/28/23 Bought 44 of AWX@ $2.28 (Order #9674) Unassigned -100.32 12/26/23 Bought 710 of AWX@ $2.30 (Order #9662) Unassigned -1,633.00 12/26/23 Bought 289 of AWX @ $2.2775 (Order #9662) Unassigned -658.20 12/26/23 Bought 999 of AWX@ $2.2775 (Order #9661) Unassigned -2,275.22 12/26/23 Bought 140 of AWX@ $2.27 (Order #9660) Unassigned -317.80 12/26/23 Bought 57 of AWX@ $2.299 (Order #9660) Unassigned -131.04 12/26/23 Bought 469 of AWX@ $2.2999 (Order #9660) Unassigned -1,078.65 12/26/23 Bought 333 of AWX@ $2.29 (Order #9660) Unassigned -762.57 12/26/23 Bought 999 of AWX@ $2.2985 (Order #9659) Unassigned -2,296.20 12/26/23 Bought 999 of AWX@ $2.2436 (Order #9658) Unassigned -2,241.36 12/22/23 Bought 368 of AWX@ $2.23 (Order #9652) Unassigned -820.64 12/22/23 Bought 999 of AWX@ $2.2299 (Order #9651) Unassigned -2,227.67 12/22/23 Bought 999 of AWX@ $2.23 (Order #9650) Unassigned -2,227.77 12/22/23 Bought 999 of AWX@ $2.2299 (Order #9649) Unassigned -2,227.67 12/22/23 Bought 176 of AWX@ $2.225 (Order #9647) Unassigned -391.60 12/22/23 Bought 823 of AWX@ $2.2285 (Order #9647) Unassigned -1,834.06 12/21/23 Bought 9 of AWX@ $2.19 (Order #9638) Unassigned -19.71 12/21/23 Bought 476 of AWX@ $2.1899 (Order #9638) Unassigned -1,042.39 12/21/23 Bought 999 of AWX@ $2.1899 (Order #9637) Unassigned -2,187.71 12/21/23 Bought 888 of AWX@ $2.175 (Order #9636) Unassigned -1,931.40 12/21/23 Bought 500 of AWX @ $2.19 (Order #9635) Unassigned -1,095.00 12/21/23 Bought 300 of AWX@ $2.1899 (Order #9635) Unassigned -656.97 12/21/23 Bought 900 of AWX @ $2.1641 (Order #9634) Unassigned -1,947.69 12/21/23 Bought 146 of AWX@ $2.189 (Order #9633) Unassigned -319.59 12/21/23 Bought 754 of AWX @ $2.1899 (Order #9633) Unassigned -1,651.18 12/21/23 Bought 900 of AWX@ $2.1647 (Order #9632) Unassigned -1,948.23 12/21/23 Bought 900 of AWX @ $2.175 (Order #9629) Unassigned -1,957.50 12/21/23 Bought 460 of AWX@ $2.175 (Order #9628) Unassigned -1,000.50 12/21/23 Bought 40 of AWX@ $2.14 (Order #9628) Unassigned -85.60 12/12/23 Bought 875 of AWX@ $2.25 (Order #9627) Unassigned -1,968.75 12/12/23 Bought 409 of AWX@ $2.2499 (Order #9627) Unassigned -920.21 12/12/23 Bought 2000 of AWX@ $2.165 (Order #9626) Unassigned -4,330.00 12/11/23 Bought 2000 of AWX@ $2.24 (Order #9623) Unassigned -4,480.00 12/11/23 Bought 1 of AWX @ $2.23 (Order #9620) Unassigned -2.23 12/11/23 Bought 100 of AWX@ $2.2398 (Order #9620) Unassigned -223.98 12/11/23 Bought 1899 of AWX@ $2.24 (Order #9620) Unassigned -4,253.76

12/28/23 Bought 300 of AWX@ $2.1899 (Order #9682) Unassigned -656.97 12/28/23 Bought 555 of AWX@ $2.31 (Order #9681) Unassigned -1,282.05 12/28/23 Bought 71 of AWX@ $2.3398 (Order #9680) Unassigned -166.13 12/28/23 Bought 928 of AWX@ $2.3399 (Order #9680) Unassigned -2,171.43 12/28/23 Bought 888 of AWX@ $2.21 (Order #9678) Unassigned -1,962.48 12/28/23 Bought 400 of AWX@ $2 ..33 (Order #9677) Unassigned -932.00 12/28/23 Bought 599 of AWX@ $2.21 (Order #9677) Unassigned -1,323.79 12/28/23 Bought 44 of AWX@ $2.28 (Order #9674) Unassigned -100.32 12/26/23 Bought 710 of AWX@ $2.30 (Order #9662) Unassigned -1,633.00 12/26/23 Bought 289 of AWX@ $2.2775 (Order #9662) Unassigned -658.20 12/26/23 Bought 999 of AWX@ $2.2775 (Order #9661) Unassigned -2,275.22 12/26/23 Bought 140 of AWX@ $2.27 (Order #9660) Unassigned -317.80 12/26/23 Bought 57 of AWX @ $2.299 (Order #9660) Unassigned -131.04 12/26/23 Bought 469 of AWX@ $2.2999 (Order #9660) Unassigned -1,078.65 12/26/23 Bought 333 of AWX @ $2.29 (Order #9660) Unassigned -762.57 12/26/23 Bought 999 of AWX@ $2.2985 (Order #9659) Unassigned -2,296.20 12/26/23 Bought 999 of AWX@ $2.2436 (Order #9658) Unassigned -2,241.36 12/22/23 Bought 368 of AWX@ $2.23 (Order #9652) Unassigned -820.64 12/22/23 Bought 999 of AWX@ $2.2299 (Order #9651) Unassigned -2,227.67 12/22/23 Bought 999 of AWX@ $2.23 (Order #9650) Unassigned -2,227.77 12/22/23 Bought 999 of AWX@ $2.2299 (Order #9649) Unassigned -2,227.67 12/22/23 Bought 176 of AWX@ $2.225 (Order #9647) Unassigned -391.60 12/22/23 Bought 823 of AWX@ $2.2285 (Order #9647) Unassigned -1,834.06 12/21/23 Bought 9 of AWX@ $2.19 (Order #9638) Unassigned -19.71 12/21/23 Bought 476 of AWX@ $2.1899 (Order #9638) Unassigned -1,042.39 12/21/23 Bought 999 of AWX@ $2.1899 (Order #9637) Unassigned -2,187.71 12/21/23 Bought 888 of AWX @ $2.175 (Order #9636) Unassigned -1,931.40 12/21/23 Bought 500 of AWX@ $2.19 (Order #9635) Unassigned -1,095.00 12/21/23 Bought 300 of AWX@ $2.1899 (Order #9635) Unassigned -656.97 12/21/23 Bought 900 of AWX@ $2.1641 (Order #9634) Unassigned -1,947.69 12/21/23 Bought 146 of AWX@ $2.189 (Order #9633) Unassigned -319.59 12/21/23 Bought 754 of AWX@ $2.1899 (Order #9633) Unassigned -1,651.18 12/21/23 Bought 900 of AWX @ $2.1647 (Order #9632) Unassigned -1,948.23 12/21/23 Bought 900 of AWX@ $2.175 (Order #9629) Unassigned -1,957.50 12/21/23 Bought 460 of AWX@ $2.175 (Order #9628) Unassigned -1,000.50 12/21/23 Bought 40 of AWX@ $2.14 (Order #9628) Unassigned -85.60 12/12/23 Bought 875 of AWX @ $2.25 (Order #9627) Unassigned -1,968.75 12/12/23 Bought 409 of AWX@ $2.2499 (Order #9627) Unassigned -920.21 12/12/23 Bought 2000 of AWX@ $2.165 (Order #9626) Unassigned -4,330.00 11’) /11 /1’)’) A II 0 f’\ f’\f’\

12:05 PM Tue Jan 9 Manage Subscriptions 01/03/24 Bought 25 of AWX @ $2.36 (Order #9715) Unassigned -59.00 01/03/24 Bought 960 of AWX @ $2.3697 (Order #9714) Unassigned -2,274.91 01/03/24 Bought 39 of AWX @ $2.34 (Order #9714) Unassigned -91.26 01/03/24 Bought 999 of AWX @ $2,335 (Order #9713) Unassigned -2,332.67 01/03/24 Bought 999 of AWX @ $2.3434 (Order #9712) Unassigned -2,341.06 01/03/24 Bought 999 of AWX @ $2.37 (Order #9711) Unassigned -2,367.63 01/03/24 Bought 104 of AWX @ $2.30 (Order #9710) Unassigned -23920 01/03/24 Bought 300 of AWX @ $2.35 (Order #9704) Unassigned -705.00 01/02/24 Bought 949 of AWX © $2.4299 (Order #9700) Unassigned -2,305.98 01/02/24 Bought 50 of AWX @ $2.43 (Order #9700) Unassigned -121.50 01/02/24 Bought 999 of AWX © $2.3835 (Order *9699) Unassigned -2,381.12 01/02/24 Bought 300 of AWX @ $2.4699 (Order #9698) Unassigned -740.97 01/02/24 Bought 699 of AWX @ $2.47 (Order #9698) Unassigned -1,726.53 01/02/24 Bought 8 of AWX @ $2.46 (Order #9697) Unassigned -19.68 01/02/24 Bought 900 of AWX @ $2.4699 (Order #9697) Unassigned -2,222.91 01/02/24 Bought 91 of AWX © $2.4698 (Order #9697) Unassigned -224.75 01/02/24 Bought 999 of AWX @ $2.47 (Order #9694) Unassigned -2,467.53 01/02/24 Bought 999 of AWX @ $2.45 (Order #9693) Unassigned -2,447.55 01/02/24 Bought 148 of AWX @ $2.47 (Order *9692) Unassigned -365.56 01/02/24 Bought 251 of AWX @ $2.44 (Order #9692) Unassigned -612.44 01/02/24 Bought 400 of AWX @ $2.46 (Order #9692) Unassigned -984.00 01/02/24 Bought 200 of AWX © $2.45 (Order *9692) Unassigned -490.00 12/29/23 Bought 576 of AWX @ $2.39 (Order #9691) Unassigned -1,376.64 12/29/23 Bought 172 of AWX © $2.3898 (Order #9691) Unassigned -411.05 12/29/23 Bought 100 of AWX @ $2.34 (Order #9686) Unassigned 234.00 12/29/23 Bought 166 of AWX @ $2.37 (Order #9688) Unassigned -393.42 12/29/23 Bought 222 of AWX @ $2.39 (Order #9690) Unassigned -530.58 12/29/23 Bought 777 of AWX @ $2.3899 (Order #9690) Unassigned -1,856.95 12/29/23 Bought 999 of AWX @ $2.38 (Order #9689) Unassigned -2,377.62 12/29/23 Bought 833 of AWX @ $2.3699 (Order #9688) Unassigned -1,974.13 12/29/23 Bought 200 of AWX @ $2,355 (Order #9687) Unassigned -471.00 12/29/23 Bought 799 of AWX © $2.37 (Order #9687) Unassigned -1,893.63 12/29/23 Bought 999 of AWX @ $2.3347 (Order *9685) Unassigned -2,332.37 12/28/23 Bought 488 of AWX @ $2.3399 (Order #9683) Unassigned -1,141.87 12/28/23 Bought 138 of AWX @ $2.34 (Order #9683) Unassigned -322.92 12/28/23 Bought 1151 of AWX © $2.33 (Order #9683) Unassigned -2,681.83 12/28/23 Bought 11 of AWX © $2.31 (Order #9683) Unassigned -25.41 12/28/23 Bought 300 of AWX @ $2.1899 (Order #9682) Unassigned -656.97 12/28/23 Bought 555 of AWX @ $2.31 (Order #9681) Unassigned -1,282.05

12/26/23 Bought 710 of AWX @ $2.30 (Order #9662) Unassigned 12/26/23 Bought 289 of AWX @ $2.2775 (Order #9662) Unassigned 12/26/23 Bought 999 of AWX @ $2.2775 (Order #9661) Unassigned 12/26/23 Bought 140 of AWX @ $2.27 (Order #9660) Unassigned 12/26/23 Bought 57 of AWX @ $2.299 (Order #9660) Unassigned 12/26/23 Bought 469 of AWX @ $2.2999 (Order #9660) Unassigned 12/26/23 Bought 333 of AWX @ $2.29 (Order #9660) Unassigned 12/26/23 Bought 999 of AWX @ $2.2985 (Order #9659) Unassigned 12/26/23 Bought 999 of AWX @ $2.2436 (Order #9658) Unassigned 12/22/23 Bought 368 of AWX @ $2.23 (Order #9652) Unassigned 12/22/23 Bought 999 of AWX @ $2.2299 (Order #9651) Unassigned 12/22/23 Bought 999 of AWX @ $2.23 (Order #9650) Unassigned 12/22/23 Bought 999 of AWX @ $2.2299 (Order #9649) Unassigned 12/22/23 Bought 176 of AWX @ $2.225 (Order #9647) Unassigned 12/22/23 Bought 823 of AWX @ $2.2285 (Order #9647) Unassigned 12/21/23 Bought 9 of AWX @ $2.19 (Order #9638) Unassigned 12/21/23 Bought 476 of AWX @ $2.1899 (Order #9638) Unassigned 12/21/23 Bought 999 of AWX @ $2.1899 (Order #9637) Unassigned 12/21/23 Bought 888 of AWX @ $2.175 (Order #9636) Unassigned 12/21/23 Bought 500 of AWX @ $2.19 (Order #9635) Unassigned 12/21/23 Bought 300 of AWX @ $2.1899 (Order #9635) Unassigned 12/21/23 Bought 900 of AWX @ $2.1641 (Order #9634) Unassigned 12/21/23 Bought 146 of AWX @ $2.189 (Order #9633) Unassigned 12/21/23 Bought 754 of AWX @ $2.1899 (Order #9633) Unassigned 12/21/23 Bought 900 of AWX @ $2.1647 (Order #9632) Unassigned 12/21/23 Bought 900 of AWX @ $2.175 (Order #9629) Unassigned 12/21/23 Bought 460 of AWX @ $2.175 (Order #9628) Unassigned 12/21/23 Bought 40 of AWX @ $2.14 (Order #9628) Unassigned 12/12/23 Bought 875 of AWX @ $2.25 (Order #9627) Unassigned 12/12/23 Bought 409 of AWX @ $2.2499 (Order #9627) Unassigned 12/12/23 Bought 2000 of AWX @ $2.165 (Order #9626) Unassigned 12/11/23 Bought 2000 of AWX @ $2.24 (Order #9623) Unassigned 12/11/23 Bought 1 of AWX @ $2.23 (Order #9620) Unassigned 12/11/23 Bought 100 of AWX @ $2.2398 (Order #9620) Unassigned 12/11/23 Bought 1899 of AWX @ $2.24 (Order #9620) Unassigned CHOUDHARY Anil Nalluri 3954 Montereale Drive Canfeild Ohio 44406

01/02/24 Bought 699 of AWX @ $2.47 (Order #9698) 01/02/24 Bought 8 of AWX @ $2.46 (Order #9697) 01/02/24 Bought 900 of AWX @ $2.4699 (Order #9697) 01/02/24 Bought 91 of AWX @ $2.4698 (Order #9697) 01/02/24 Bought 999 of AWX @ $2.47 (Order #9694) 01/02/24 Bought 999 of AWX @ $2.45 (Order #9693) 01/02/24 Bought 148 of AWX @ $2.47 (Order #9692) 01/02/24 Bought 251 of AWX @ $2.44 (Order #9692) 01/02/24 Bought 400 of AWX @ $2.46 (Order #9692) 01/02/24 Bought 200 of AWX @ $2.45 (Order #9692) 12/29/23 Bought 576 of AWX @ $2.39 (Order #9691) 12/29/23 Bought 172 of AWX @ $2.3898 (Order #9691) 12/29/23 Bought 100 of AWX @ $2.34 (Order #9686) 12/29/23 Bought 166 of AWX @ $2.37 (Order #9688) 12/29/23 Bought 222 of AWX @ $2.39 (Order #9690) 12/29/23 Bought 777 of AWX @ $2.3899 (Order #9690) 12/29/23 Bought 999 of AWX @ $2.38 (Order #9689) 12/29/23 Bought 833 of AWX @ $2.3699 (Order #9688) 12/29/23 Bought 200 of AWX @ $2.355 (Order #9687) 12/29/23 Bought 799 of AWX @ $2.37 (Order #9687) 12/29/23 Bought 999 of AWX @ $2.3347 (Order #9685) 12/28/23 Bought 488 of AWX @ $2.3399 (Order #9683) 12/28/23 Bought 138 of AWX @ $2.34 (Order #9683) 12/28/23 Bought 1151 of AWX @ $2.33 (Order #9683) 12/28/23 Bought 11 of AWX @ $2.31 (Order #9683) 12/28/23 Bought 300 of AWX @ $2.1899 (Order #9682) 12/28/23 Bought 555 of AWX @ $2.31 (Order #9681) CHOUDHARY Anil Nalluri 3954 Montereale Drive Canfeild Ohio 44406

Apply Brokerage Update Disclosure Date â–¼ Type Check/Deposit Image Description 01/08/24 Bought 227 of AWX @ $2.19 (Order #9731) 01/08/24 Bought 313 of AWX @ $2.1897 (Order #973 01/08/24 Bought 300 of AWX @ $2.1898 (Order #97: 01/04/24 Bought 892 of AWX @ $2.37 (Order #9729) 01/04/24 Bought 999 of AWX @ $2.2842 (Order #97: 01/04/24 Bought 100 of AWX @ $2.36 (Order #9727) 01/04/24 Bought 599 of AWX @ $2.3699 (Order #97 01/04/24 Bought 300 of AWX @ $2.369 (Order #972 01/04/24 Bought 100 of AWX @ $2.361 (Order #9724 01/04/24 Bought 899 of AWX @ $2.34 (Order #9724) 01/04/24 Bought 999 of AWX @ $2.3699 (Order #97 01/04/24 Bought 999 of AWX @ $2.3557 (Order #972 01/04/24 Bought 64 of AWX @ $2.31 (Order #9720) 01/04/24 Bought 999 of AWX @ $2.245 (Order #9719 01/03/24 Bought 200 of AWX @ $2.3299 (Order #97 01/03/24 Bought 200 of AWX @ $2.315 (Order #9716 01/03/24 Bought 870 of AWX @ $2.37 (Order #9715) 01/03/24 Bought 104 of AWX @ $2.3699 (Order #97 01/03/24 Bought 25 of AWX @ $2.36 (Order #9715)